NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

M Barc Investment Group, Inc. was incorporated in the State of Pennsylvania on April 3, 1996. The Company was formed as Sentinel Capital Markets Group, Inc and then changed its name to Wildwood Securities

The Company is registered as a broker-dealer in securities transactions under the Securities Exchange Act of 1934. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company offers consulting services and earns fees from the sale of private placements. .

The Company uses the accrual method of accounting for both financial and tax reporting purposes. The Company's year-end is December 31.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of M Barc Investment Group, Inc. is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Private Placement Fee Income
Fees from Private Placements are recognized as earned.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Income Taxes

At December 31, 2015, the Company had approximately $48,319 of tax loss carry forwards for which no benefit has been reported in the financial statements because those benefits may not be realized. A 100% valuation allowance has been provided. The company's income tax returns are subject to the examination by the tax authorities for a period of three years from the date they are filed. As of December 31, 2015, the tax returns for the years 2012, 2013, and 2014 are subject to examination

Cash and Cash Equivalents

For purposes of the Statement of Cash Flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3. NET CAPITAL REQUIREMENTS

The Company is a member of FINRA and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000. Additionally the Company is required to maintain a net capital ratio, a ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $ 11,849, which was $6,849 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.1934 to 1. The Company had accrued liabilities of $2,292 at December 31, 2015.

M BARC INVESTMENT GROUP, INC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

NOTE 4. CONCENTRATIONS OF CREDIT RISK AND CUSTOMERS

The Company maintains its cash in bank deposit accounts. The balances are insured by the Federal Deposit Insurance Corporation up to $250,000. As of December 31, 2015, the Company had no uninsured balances.

The Company has one placement that was 80% of the fee income for the year ended December 31, 2015.

NOTE 5. LEASE

The Company leased its facility pursuant to an agreement commencing July 1, 2014 and terminating June 30, 2015 at the base rate of $929 per month, which was renewed for a base rent of $1,049 per month with an expiration date of June 30, 2016. Rent paid under the lease was $14,614, which includes various fees. Minimum future rental payments under the base lease are $6,294 for 2016.

NOTE 6. COMMITMENTS CONTINGENCIES

M Barc Investment Group does not have any commitments, guarantees or contingencies including arbitration or other litigation claims that may result in a loss or a future obligation. The company is not aware of any threat or other circumstances that my lead to the assertion of a claim at a future date

NOTE 7. SUBSEQUENT EVENTS

Management has evaluated subsequent events through March 13, 2016, the date that the financial statements were available to be issued.